Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-193711) and related Prospectus of Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation and certain additional registrants for the registration of common stock, preferred stock, stock purchase contracts, warrants, debt securities and guarantees of debt securities and to the incorporation by reference therein of our reports dated March 3, 2014, with respect to the consolidated financial statements of Noranda Aluminum Holding Corporation, and the effectiveness of internal control over financial reporting of Noranda Aluminum Holding Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

April 28, 2014